Exhibit 4.4

DESCRIPTION OF ONCORUS, INC. COMMON STOCK

The following description of the common stock of Oncorus, Inc., or the Company, is a summary and does not purport to be complete. This summary is qualified in its entirety by reference to the provisions of the Delaware General Corporation Law, or the DGCL, and the complete text of the Company’s amended and restated certificate of incorporation, or the certificate of incorporation, and amended and restated bylaws, or the bylaws, which are incorporated by reference as Exhibits 3.1 and 3.2, respectively, to the Company’s Annual Report on Form 10-K to which this description is also an exhibit. The Company encourages you to read that law and those documents carefully.

General

The certificate of incorporation authorizes the issuance of up to 100,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share, all of which shares of preferred stock are undesignated. The Company’s board of directors may establish the rights and preferences of the preferred stock from time to time.

Description of Common Stock

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under the certificate of incorporation and bylaws, common stockholders do not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation

In the event of the Company’s liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company’s debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences

Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that the Company may designate in the future.

Description of Preferred Stock

The Company’s board of directors may, without further action by stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of 10,000,000 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of the common stock. The issuance of the Company’s preferred stock could adversely affect the voting power of holders of the common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action.  No shares of preferred stock are outstanding, and the Company has no present plan to issue any shares of preferred stock.

Warrants to Purchase Common Stock

There are outstanding warrants to purchase an aggregate of 71,544 shares of the common stock at a weighted average exercise price of $1.21 per share, held by nine holders. These warrants expire on March 31, 2031. These warrants contain provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the applicable warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations. The warrants also contain net exercise provisions pursuant to which the holder may, in lieu of paying the exercise price in cash, surrender the applicable warrant and receive a net amount of shares based on the fair market value of the common stock at the time of exercise after deducting the aggregate exercise price.

Registration Rights

Certain holders of common stock, including all of the Company’s former preferred stockholders prior to the Company’s initial public offering, are entitled to certain rights with respect to registration of their respective shares of common stock under the Securities Act of 1933, as amended, or the Securities Act, pursuant to the terms of an amended and restated investors’ rights agreement by and among the Company and certain of the Company’s stockholders. These shares are collectively referred to herein as registrable securities.

The amended and restated investor rights agreement by and among the Company and certain of its stockholders provides the holders of registrable securities with certain demand, piggyback and Form S-3 registration rights. Under the terms of the investor rights agreement, holders of registrable securities will have equivalent registration rights with respect to any additional shares of common stock acquired by these holders. The registration of shares of common stock pursuant to the exercise of these registration rights would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. The registration rights under the amended and restated investors’ rights agreement will expire on the earliest to occur of (1) October 6, 2023 and (2) with respect to each stockholder, at such time as Rule 144 under the Securities Act or another similar exemption is available for the sale of all of such holder’s shares without limitation during a three-month period without registration. The Company will pay all expenses relating to any demand, piggyback or Form S-3 registration, other than underwriting discounts and commissions, subject to specified conditions and limitations.

Anti-Takeover Provisions

Anti-Takeover Statute

The Company is subject to Section 203 of the DGCL, which generally prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Anti-Takeover Effects of Certain Provisions of the Certificate of Incorporation and Bylaws

The certificate of incorporation provides for the Company’s board of directors to be divided into three classes with staggered three-year terms. Only one class of directors is elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because the Company’s stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of the shares of common stock outstanding will be able to elect all of the Company’s directors. The directors may be removed by the stockholders only for cause upon the vote of holders of 66 2/3% of the shares then entitled to vote at an election of directors. Furthermore, the authorized number of directors may be changed only by resolution of the board of directors, and vacancies and newly created directorships on the board of directors may, except as otherwise required by law or determined by the board, only be filled by a majority vote of the directors then serving on the board, even though less than a quorum. The certificate of incorporation and bylaws provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing. A special meeting of stockholders may be called only by a majority of the whole board of directors, the chair of the board of directors or the Company’s chief executive officer. The bylaws also provide that stockholders seeking to present proposals before a meeting of stockholders to nominate candidates for election as directors at a meeting of stockholders must provide timely advance notice in writing, and will specify requirements as to the form and content of a stockholder’s notice.

The certificate of incorporation further provides that the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of voting stock, voting as a single class, is required to amend certain provisions of the certificate of incorporation, including provisions relating to the structure of the board of directors, the size of the board, removal of directors, special meetings of stockholders, actions by written consent and cumulative voting. The affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of voting stock, voting as a single class, is required to amend or repeal the bylaws, although the bylaws may be amended by a simple majority vote of the Company’s whole board of directors.

The foregoing provisions will make it more difficult for the Company’s existing stockholders to replace the board of directors as well as for another party to obtain control of the company by replacing the board of directors. Since the board of directors has the power to retain and discharge the Company’s officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of the company.

These provisions are intended to enhance the likelihood of continued stability in the composition of the board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the company. These provisions are also designed to reduce the Company’s vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy rights. However, such provisions could have the effect of discouraging others from making tender offers for the Company’s shares and may have the effect of deterring hostile takeovers or delaying changes in control of the company or management. As a consequence, these provisions also may inhibit fluctuations in the market price of the Company’s stock that could result from actual or rumored takeover attempts.

Choice of Forum

The certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (1) any derivative action or proceeding brought on the Company’s behalf; (2) any action or proceeding asserting a breach of fiduciary duty owed by any of the Company’s current or former directors, officers or employees to the Company or its stockholders; (3) any action or proceeding asserting a claim against the Company or any of its current or former directors, officers or other employees, arising out of or pursuant to the Delaware General Corporation Law, the certificate of incorporation or the bylaws; (4) any action or proceeding to interpret, apply, enforce or determine the validity of the certificate of incorporation or the bylaws; or (5) any action asserting a claim against the Company that is governed by the internal affairs doctrine, provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act, the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction   Nothing in the certificate of incorporation precludes stockholders that assert claims under the Securities Act from bringing such claims in state or federal court, subject to applicable law. The certificate of incorporation further provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action under the Securities Act, unless the Company consents in writing to the selection of an alternative forum.

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s common stock is Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021.

Listing

The common stock is listed on the Nasdaq Global Market under the symbol “ONCR.”